Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

March 2, 2018

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Nordic American Tankers Limited Form 20-F for Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 001-13944

Dear Ms. Raminpour:
We refer to the annual report on Form 20-F, filed by Nordic American Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 1, 2017 (the "Annual Report").  By letter dated December 15, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Annual Report.  We provided responses to the Comment Letter by letter dated January 19, 2018.  Under comment number 6 of the Comment Letter, the Commission requested that the Company file with the Commission as an exhibit, the Company's revolving credit facility (the "Facility").  While the Company does deem the Facility a material contract, as an amended response to comment number 6, it also deems it a contract that ordinarily accompanies entities involved in the shipping industry and it is considered to have been made in the ordinary course of business.  The shipping industry is a capital intensive industry with most vessels purchased using secured loan financing similar to the Facility.  Furthermore, the Company is currently in the midst of a recapitalization and is planning to retire the Facility and enter into a new secured loan.  In addition, the Company has disclosed material terms of the Facility in its Annual Report, interim reports on Form 6-K and prospectus supplements filed pursuant to Rule 424 of the Securities Act of 1933, as amended.  Accordingly, the Company does not find that the Facility is an agreement that is required to be filed pursuant to the section entitled "Instructions as to Exhibits" of the Form 20-F.  The Company advises the Staff that it does not plan to file the Facility with its annual report on Form 20-F for the year ended 2017.

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U.S. Securities and Exchange Commission
March 2, 2018

Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Gary J. Wolfe
By: Gary J. Wolfe

cc:	Jim Dunn Securities and Exchange Commission

John Stickle Securities and Exchange Commission

John D. Brown Securities and Exchange Commission

Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited

Bjørn Giaever Chief Financial Officer Nordic American Tankers Limited